UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ATLANTIC COAST FINANCIAL CORPORATION

(Name of Issuer)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

048426100

(CUSIP Number)

The Albury Investment Partnership

c/o Seumas Dawes

88 Phillip Street

Aurora Place, Suite 4, Level 40

Sydney, Australia NSW 2000

Telephone: +61414565658

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Matthew C. Sperry

DLA Piper LLP (US)

203 North LaSalle Street, Suite 1900

Chicago, Illinois 60601-1293

Telephone: (312) 368-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 3, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 048426100

1.	Name of reporting person The Albury Investment Partnership
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization Australia
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,328,666 shares
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,328,666 shares
11.	Aggregate amount beneficially owned by each reporting person 1,328,666 shares
12.	Check if the aggregate amount in Row (11) excludes certain shares
13.	Percent of class represented by amount in Row (11) 8.57%
14.	Type of reporting person PN

CUSIP No. 048426100

1.	Name of reporting person The Albury Investment Trust, Rose Capital Pty Limited as trustee
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization Australia
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,328,666 shares
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,328,666 shares
11.	Aggregate amount beneficially owned by each reporting person 1,328,666 shares
12.	Check if the aggregate amount in Row (11) excludes certain shares
13.	Percent of class represented by amount in Row (11) 8.57%
14.	Type of reporting person OO

CUSIP No. 048426100

1.	Name of reporting person Seumas Dawes
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization Australia
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,328,666 shares
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,328,666 shares
11.	Aggregate amount beneficially owned by each reporting person 1,328,666 shares
12.	Check if the aggregate amount in Row (11) excludes certain shares
13.	Percent of class represented by amount in Row (11) 8.57%
14.	Type of reporting person OO

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D (the “Original Schedule 13D”), filed on April 10, 2013 (the Original Schedule 13D, as amended and supplemented by this Amendment No. 1, the “Schedule 13D”), relating to the common stock, par value $0.01 per share (each, a “Share”, and collectively, the “Shares” or the “Atlantic Common Stock”), of Atlantic Coast Financial Corporation, a Maryland corporation (“AC Financial” or the “Issuer”). The principal executive offices of AC Financial are located at 10151 Deerwood Park Boulevard, Building 200, Suite 100, Jacksonville, Florida 32256.

Capitalized terms not defined in this Amendment No. 1 shall have the meaning ascribed to them in the Original Schedule 13D. Except as set forth herein, the Original Schedule 13D is unmodified.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On December 3, 2013, Albury Investment acquired an additional 1,066,666 Shares for a purchase price of $3.75 per Share through a public offering by the Issuer. The aggregate purchase price of the 1,328,666 Shares which may be deemed beneficially owned by the Reporting Persons was approximately $5,885,745. The source of funds used by Albury Investment to acquire such Shares was working capital.

Item 5.	Interest in Securities of the Issuer

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and supplemented by adding the following information:

(a) – (b)	The responses to Nos. 7 — 13 of the several cover pages of this Schedule 13D are incorporated herein by reference. The percentage of Shares outstanding reported as beneficially owned by each person set forth on such cover pages as of the date hereof is based on 15,509,061 Shares outstanding as of March 3, 2014, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2013.

(c)	None of the Reporting Persons have conducted any transactions in Issuer securities during the past sixty days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2014

Signature:

THE ALBURY INVESTMENT PARTNERSHIP

By:	/s/ Seumas Dawes
Name:	Seumas Dawes
Title:	Director

THE ALBURY INVESTMENT TRUST

By: ROSE CAPITAL PTY LIMITED, AS TRUSTEE

By:	/s/ Seumas Dawes
Name:	Seumas Dawes
Title:	Director

SEUMAS DAWES

By:	/s/ Seumas Dawes
Seumas Dawes, individually

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits

7.01.	Joint Filing Agreement, dated as of April 9, 2013, by and among Albury Partnership, Albury Trust and Seumas Dawes.*

*	Previously filed